Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com

April 3, 2009

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Investment Management Division
Judiciary Plaza
100 F. Street, NE
Washington, D.C. 20549

         Re:      Allegiant Funds
                  Registration Nos. 33-00488/811-04416
                  ------------------------------------

Ladies and Gentlemen:

         On behalf of Allegiant Funds (the "Trust" or "Allegiant") attached for filing under the Securities Act of 1933 (the "1933 Act") is the Company's Registration Statement on Form N-14 (the "Proxy Statement").

         This filing relates to the proposed acquisition of the assets and liabilities of the Allegiant Small Cap Growth Fund (the "Selling Small Cap Fund") and the Allegiant Multi-Factor Mid Cap Growth Fund (the "Selling Mid Cap Fund" and together with the Selling Small Cap Fund, the "Selling Funds") by another series of the Trust, the Allegiant Multi-Factor Small Cap Growth Fund (the "Acquiring Small Cap Fund"). The Proxy Statement contained in this filing will be used in the solicitation of proxies of the shareholders of the Selling Funds to approve a Plan of Reorganization pursuant to which all of the assets and liabilities of the Selling Funds will be transferred to the Acquiring Small Cap Fund (the "Reorganization").

                  The accounting survivor in the Reorganization will be the Acquiring Small Cap Fund. In order to expedite your review of the Proxy Statement, the following is our analysis of the factors investment companies should consider in determining which portfolio should be the accounting survivor in investment company reorganizations as set forth by the Division of Investment Management in NORTH AMERICAN SECURITY TRUST, 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) ("NAST"). For the reasons set forth below, the factors identified in the NAST no-action letter affirm that the Acquiring Small Cap Fund is properly considered the accounting survivor of the Reorganization.

BACKGROUND

                  The Trust is an open-end, management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 28, 1986. The Trust offers for sale thirty-two separate series, three of which are designated the Selling Fund and the Acquiring Small Cap Fund. On February 27, 2009, the Board of Trustees of the Trust approved a Plan of Reorganization (the "Plan") in which the Selling Funds would transfer all of their assets and assign all of their liabilities in exchange for shares of the Acquiring Small Cap Fund, having an aggregate net asset value equal to the value of the assets transferred less the liabilities of the Selling Funds. After a pro rata distribution of such shares, the Selling Funds would be liquidated and dissolved. The Acquiring Small Cap Fund will be the surviving legal and accounting entity of the Reorganization. As described more fully in the Proxy Statement, it is anticipated that benefits to shareholders of the Selling Funds from the Reorganization will include, among other things: (1) lower expense ratios (after voluntary waivers)(discussed more fully below); and
(2) economies of scale and attendant management efficiencies arising from the merger of three funds bearing the same investment objectives and similar policies. In light of the anticipated reduction in expenses that shareholders are expected to realize via the Reorganization, the reduction in fees (after voluntary waivers) enjoyed by shareholders, coupled with the continuity that the complementary investment programs will yield, the Board of Trustees determined that the Reorganization would be in the best interest of the Selling Funds' shareholders.


NAST NO-ACTION LETTER

                  In NAST, the North American Security Trust sought assurance from the Staff that the Commission would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the "new portfolio"), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no-action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the "1933 Act") or Rule 34b-1 under the Investment Company Act of 1940 (the "1940 Act") if the new portfolio advertised the performance data of the predecessor fund as described in the request.

                  In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (I.E., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

ANALYSIS

                  Applying the factors that the Staff identified in NAST to the Reorganization, we believe that the factors identified by the Staff generally weigh in favor of determining the Acquiring Small Cap Fund as the surviving entity of the Reorganization. Each factor will be discussed in turn.

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

                  1. PORTFOLIO MANAGEMENT TEAM

                  First, Allegiant Asset Management Company ("AAMC") serves as the investment adviser to the Selling Funds and Acquiring Small Cap Fund. Specifically, the Acquiring Small Cap Fund is managed by AAMC's Structured Equity Investment Management Team, which assumed day-to-day management of certain Allegiant portfolios on April 15, 2005, including the Selling Funds.(1) Prior to April 15, 2005, however, the Selling Funds were managed by AAMC's Small- and Mid-Growth Equity Investment Management Team.(2) Notably, none of the portfolio managers that managed the Selling Mid Cap Fund or Selling Small Cap Fund from its inception in 1988 and 1997, respectively, to April 2005 are members of the Structured Equity Investment Management Team.

                  2. DIFFERENCES IN INVESTMENT STRATEGIES

                  Second, the Selling Funds and Acquiring Small Cap Fund have the same investment objectives and similar strategies for investing in growth-oriented common stocks. The Selling Small Cap Fund and the Acquiring Small Cap Fund are also similar in that they both invest in securities of small capitalization companies. The Selling Mid Cap Fund and the Acquiring Small Cap Fund are similar in that they both use a similar analytical process of stock selection. The merged entity will continue the Acquiring Small Cap Fund's investment program after the Reorganization and therefore bears a closer resemblance to the Acquiring Small Cap Fund than the investment program of the Selling Small Cap Fund or the Selling Mid Cap Fund.

                  3. PORTFOLIO EXPENSE STRUCTURE AND EXPENSE RATIOS

                  Third, the expense structure and expense ratios will most closely resemble the Acquiring Small Cap Fund after the Reorganization. The Selling Funds and the Acquiring Small Cap Funds all have Class A, Class C and Class I shares with the same attributes (i.e., the same front-end sales load, 12b-1 fees and shareholder services fees). The Selling Funds and the Acquiring Fund have the same gross investment advisory fee. As described in the Proxy Statement, for the twelve-months ended November 30, 2008, the Selling Small Cap Fund had higher expenses than the Acquiring Small Cap Fund. For the same period, the Selling Mid Cap Fund had slightly lower expenses than the Acquiring Small Cap Fund. However, for the six-month period ended November 30, 2008 (which is the Selling Funds' and Acquiring Fund's semi-annual period) the Selling Mid Cap Fund's expense ratio increased due to a significant decline in net assets. As a result, for the six-month period through November 30, 2008, the net expense ratio of each class of the Selling Mid Cap Fund (after voluntary fee waivers) was higher than each class of the Acquiring Small Cap Fund. In addition, expenses in the Acquiring Small Cap Fund have been voluntarily capped by AAMC since June 1, 2005. Although there can be no guarantee that AAMC will continue to waiver these fees, AAMC currently believes such waiver will continue for the foreseeable future. As a result, AAMC anticipates that the expenses of the Acquiring Small Cap Fund will remain similar to the current expense ratio of the Fund, although the expense ratio may decline because of economies of scale. Therefore, Allegiant believes that the expense structure and ratios of the merged entity more closely resemble the Acquiring Small Cap Fund.


----------------
(1)   See Allegiant Funds' Annual Report dated May 31, 2005, at 26.
(2) See Allegiant Funds' Equity, Asset Allocation, Fixed Income, Tax Free Bond Prospectus, Class A, B and C Shares, dated October 1, 2004, at 80.

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

                  4. PORTFOLIO HOLDINGS

                  The Selling Small Cap Fund and the Acquiring Small Cap Fund's portfolio composition are substantially similar since both Funds invest in small capitalization stocks. The Selling Mid Cap Fund and Acquiring Small Cap Fund are not similar, largely due to the fact that the Selling Mid Cap Fund invests in mid capitalization stocks while the Acquiring Small Cap Fund invests in smaller capitalization stock. However, currently the overlap of the market capitalization range of the Selling Mid Cap Fund and Acquiring Small Cap Fund is over 40% (i.e., over 40% of the stocks in the Selling Mid Cap Fund would qualify for investment by the Acquiring Small Cap Fund). Also, as discussed above, both the Selling Mid Cap Fund and Acquiring Small Cap Fund invest in growth-oriented common stocks. The merged entity will more closely resemble the portfolio composition of the Acquiring Small Cap Fund rather than the Selling Funds since it will continue to invest in small capitalization stocks (similar to the Selling Small Cap Fund) and growth-oriented stocks (similar to the Selling Funds) with a "multi-factor" quantitative analysis strategy (similar to the Selling Mid Cap Fund).

                  5. PORTFOLIO SIZE

                  With respect to asset size, Allegiant acknowledges that the Acquiring Small Cap Fund has significantly smaller assets than the Selling Funds, due largely to the fact the Acquiring Small Cap Fund commenced operations on September 29, 2005 while the Selling Funds commenced operations prior to that time (1988 for the Selling Mid Cap Fund and 1997 for the Selling Small Cap
Fund). However, there is nothing in the Staff's guidance in the NAST letter to suggest that asset size, by itself, can be determinative in settling the accounting survivor of a merger. Rather, the asset size of the three funds must be weighed along with the other factors that the Staff identified. To do otherwise would ignore the Staff's instruction in NAST to ensure that the accounting survivor most resembles one of the merging entities. In addition, the Selling Funds have had a significant decline in net assets over the past twelve months. AAMC believes that institutional investors have decreased investment allocations in the mid-cap growth style, which has contributed to the decline in assets. AAMC believes that going forward, the style of the Acquiring Small Cap Fund will be the most marketable to potential new shareholders. AAMC submits that on balance, even if asset size is a factor, the analysis above clearly demonstrates that the resulting entity of the Reorganization will more closely resemble the Acquiring Small Cap Fund.

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

                  In view of the foregoing, we respectfully submit that the Acquiring Small Cap Fund should be the accounting survivor of the Reorganization. We are available to discuss this matter on behalf of the Registrant at your convenience. You may contact me at (215) 988-2719 or Michelle Lombardo at (215) 988-2867.



                                                          Sincerely yours,



                                                          /s/ Audrey C. Talley
                                                          --------------------
                                                          Audrey C. Talley

cc:     Richard Pfordte (w/encl.)
        Kimberly Browning (w/encl.)

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